SEC 05042112 ISSION

APR 7 2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. Roark Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1105 Terminal Way, Suite 202
(No. and Street)

Reno (City) NV (State) 89502 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob Watson (775) 322-6333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mark Bailey & Company, CPAs
(Name – *if individual, state last, first, middle name*)

1495 Ridgeview Drive, Suite 200, Reno, NV 89509
(Address) (City) (State) (Zip Code)

PROCESSED
APR 11 2005
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bob Watson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. Roark Securities Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DEBRA B. McKEAN
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 01-72193-2 - Expires December 12, 2005

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

SUPPLEMENTARY INFORMATION

MARK BAILEY & CO. LTD.

Certified Public Accountants
Management Consultants

Office Address:
1495 Ridgeview Drive, Ste. 200
Reno, Nevada 89509-6634

Phone: 775/332.4200
Fax: 775/332.4210

Mailing Address:
P.O. Box 6060
Reno, Nevada 89513

RECEIVED
MAR 2 8 2005
179

Independent Auditors' Report

March 7, 2005

Bobby L. Watson, President
H. Roark Securities Corporation

We have audited the accompanying statement of financial condition of H. Roark Securities Corporation as of December 31, 2004 and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H. Roark Securities Corporation, as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission", "Reconciliation of Net Capital Under Rule 17a-5 of the Securities and Exchange Commission", and "Supplemental Report on Material Inadequacies under Rule 17a-5 of the Securities and Exchange Commission", is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As described in Note 1 to the financial statements, existing cash and available credit are insufficient to fund the company's cash flow needs for the next year. These conditions raise substantial doubt about the company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Mark Bailey & Company, Ltd.

Mark Bailey & Company, Ltd.
Reno, Nevada

H. ROARK SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

	2004
Cash	$ 6,253
Office equipment, at cost, less accumulated depreciation of $1,036	617
Deferred tax asset (net of valuation allowance of $6,001)	-
Total assets	$ 6,870

STOCKHOLDERS' EQUITY

Commitment and Contingencies

Stockholders' Equity

Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	$ 1,000
Additional paid-in-capital	25,100
Accumulated deficit	(19,230)
Total stockholders' equity	6,870
Total liabilities and stockholders' equity	$ 6,870

The Accompanying Notes are an Integral Part of the Financial Statements

H. ROARK SECURITIES CORPORATION

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004

	2004
Revenue	$ 175,000
General and administrative expenses	(177,262)
Depreciation expense	(331)
Loss before income taxes	(2,593)
Provision for income taxes	-
Net loss	$ (2,593)
Loss per share - basic	$ (2.59)
Weighted average common shares - basic	1,000

The Accompanying Notes are an Integral Part of the Financial Statements

H. ROARK SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
December 31, 2004

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total Equity
Balance at January 1, 2004	1,000	$	25,100	$	(16,637)	$	9,463
Net loss for the year ended December 31, 2004					(2,593)		(2,593)
Balance at December 31, 2004	1,000	$	25,100	$	(19,230)	$	6,870

The Accompanying Notes are an Integral Part of the Financial Statements

H. ROARK SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

	2004
Cash Flows from Operating Activities	
Net loss	$ (2,593)
Adjustments to reconcile net loss, to net cash provided by operating activities:	
Depreciation expense	331
Net cash used in operating activities	(2,262)
Net decrease in cash and cash equivalents	(2,262)
Cash and cash equivalents at December 31, 2003	8,515
Cash and cash equivalents at December 31, 2004	$ 6,253

Supplemental Information and Noncash Transactions

During the year ended December 31, 2004 no amount was paid for either interest or income taxes.

The Accompanying Notes are an Integral Part of the Financial Statements

1. **Organization and Significant Accounting Policies**

The Company was incorporated in the State of Nebraska on January 9, 2001, and is a wholly owned subsidiary of H. Roark & Company.

The Company assists other businesses with mergers and acquisitions, and receives retainer fees for assisting businesses in raising capital and a percentage fee on the capital raised.

These financial statements have been prepared assuming that the Company will continue as a going concern. Existing cash and available credit are insufficient to fund the Company's cash flow needs for the next year. The ability of the Company to continue as a going concern is dependent on its efforts to raise additional equity financing and/or attain more profitable operations. Management plans to fund the Company through capital contributions from its parent company. There is no guarantee that the Company will be able to complete any of the above objectives. These factors raise substantial doubt regarding the Company's ability to continue as a going concern.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. As of December 31, 2004 the Company held no cash equivalents.

Fixed Assets

Depreciation expense is recorded using the straight-line method of depreciation.

Income Taxes
The Company provides for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes", which requires an asset and liability based approach in accounting for income taxes.

Deferred income tax assets and liabilities are recorded to reflect the tax consequences in future years of temporary differences between revenue and expense items for financial statement and income tax reporting purposes. Valuation allowances are provided against assets that are not likely to be realized. (See Note 3)

2. **Basic Loss Per Share**
Basic loss per share was computed by dividing the loss by the weighted average number of common shares outstanding for the year. Diluted loss per share is not presented because the Company has issued no dilutive potential common shares.

3. **Federal Income Taxes**
The Company recognizes deferred tax liabilities and benefits for the expected future tax impact of transactions that have been accounted for differently for book and tax purposes.

Deferred tax benefits and liabilities are calculated using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance has been provided to reduce the asset to the amount of tax benefit management believes it will realize.

The following is a schedule of the composition of the provision for income taxes:

	December 31, 2004
Deferred noncurrent tax asset	$ 6,001
Valuation allowance	(6,001)
Total provision for income taxes	$ -0-

The net change in the valuation account was $882 for the period ended December 31, 2004. The Company has available net operating loss carryforwards totaling approximately $17,649, which will expire in 2020.

4. **Related Party Transactions**

During the year ended December 31, 2004, the Company paid $162,950 to its parent corporation for services.

The Company received $25,000 in fees from a company related through common control.

5. **Concentration of Revenue**

During the year the Company received 85% of its revenue from one source.

SUPPLEMENTARY INFORMATION

H. ROARK SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

Balance, January 1, 2004		
Common stock	$ 1,000	
Additional paid-in capital	25,100	
Retained earnings	(16,637)	
		$ 9,463
Net loss for the year ended December 31, 2004		(2,593)
Total stockholder's equity		6,870
Adjustments to net worth		
Fixed assets not readily convertible to cash		(617)
Net capital, December 31, 2004		$ 6,253

The Accompanying Notes are an Integral Part of the Financial Statements

H. ROARK SECURITIES CORPORATION

RECONCILIATION OF NET CAPITAL UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

Balance, January 1, 2004		
Common stock	$ 1,000	
Additional paid-in capital	25,100	
Retained earnings	(16,637)	
		$ 9,463
Net loss for the year ended December 31, 2004		(2,593)
Total stockholder's equity		6,870
Adjustments to net worth		
Fixed assets not readily convertible to cash		(617)
Net capital, December 31, 2004		$ 6,253
Balance, December 31, 2004		
Client's unaudited computation of Net Capital		$ 7,201
Adjustments to arrive at audited Net Capital		
Less: Fixed assets not readily convertible to cash		(948)
Balance, December 31, 2004, audited net capital		$ 6,253

H. ROARK SECURITIES CORPORATION
SUPPLEMENTAL REPORT ON
MATERIAL INADEQUACIES UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2004

During the year ended December 31, 2004, the Company had practices and procedures in place to safeguard securities as required by Securities and Exchange Commission's Rule 17a-5 paragraph (g)(1). As the Company held no securities and had no securities transactions during the year, there were no material inadequacies noted.